EXHIBIT 12.2
EPR PROPERTIES
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2015		2014		2013		2012		2011		2010
Earnings:
Income before equity in income from joint ventures and other items (1)	$68,163		$177,278		$152,193		$140,881		$127,241		$114,793
Fixed charges before preferred dividends	48,201		88,996		83,988		77,738		71,980		69,018
Distributions from equity investments	—		810		985		1,046		2,848		2,482
Capitalized interest	(9,493)		(7,525)		(2,763)		(859)		(498)		(383)

Adjusted Earnings	$106,871		$259,559		$234,403		$218,806		$201,571		$185,910

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$38,594		$81,270		$81,056		$76,656		$71,295		$68,462
Interest within rental expense (2)	90		174		145		156		154		136
Interest income	24		27		24		67		33		37
Capitalized interest	9,493		7,525		2,763		859		498		383
Preferred dividends	11,904		23,807		23,806		24,508		28,140		30,206

Combined Fixed Charges and Preferred Dividends	$60,105		$112,803		$107,794		$102,246		$100,120		$99,224

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.8	x	2.3	x	2.2	x	2.1	x	2.0	x	1.9	x

(1)
Earnings before equity in income in joint ventures and other items for the six months ended June 30, 2015 includes $18.6 million of retirement severance expense. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2014 includes $3.8 million in provision for loan losses and $0.3 million in costs associated with loan payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2013 includes $6.2 million in costs associated with loan refinancing and a $4.5 million gain on early extinguishment of debt. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2012 includes $3.1 million in impairment charges for properties held and used and $0.6 million in costs associated with loan refinancing. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2011 includes $2.5 million in impairment charges for properties held and used and $1.9 million in costs associated with loan refinancing. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2010 includes a $0.5 million impairment charge for other assets, $0.7 million in provision for loan losses and $11.4 million in costs associated with loan refinancing.

(2)	Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).